[Hogan & Hartson LLP letterhead]

September 29, 2009

Via facsimile and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Facsimile: (202) 772-9198

Attention:	Rose Zukin
Division of Corporate Finance

Re:	Array BioPharma Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed September 24, 2009
File No. 333-161633

Ladies and Gentlemen:

On behalf of Array BioPharma Inc. (the “Company”), we are responding to the Staff’s comments set forth in a letter dated September 25, 2009 regarding the above-captioned Amendment No. 1 to Registration Statement on Form S-3.

The Company’s response to the Staff’s comments are set forth below.  For ease of reference, we also have reproduced the comments above the Company’s response. Once the Staff has reviewed the responses set forth below, we would welcome the opportunity to discuss any additional questions the Staff may have.

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Amendment No. 1 to Form S-3

1.	Please refer to your response to Comment 1. We note that you have requested confidential treatment of Exhibit 10.38 of the Form 10-K for the Fiscal Year Ended June 30, 2009.

Please note that all comments related to your confidential treatment request must be fully resolved before we take final action on the registration statement.

Response: We note the Staff’s comment, and the Company has filed an amended request for confidential treatment of Exhibit 10.38 of the Form 10-K for the fiscal year ended June 30, 2009 to address comments related to that request.

2.

We note your disclosure on pages 1-2 of your filing that all of the shares of common stock being offered and sold under the prospectus are shares issuable upon the exercise of warrants, and that “the warrants may be redeemed or certain failure payments may be satisfied in shares of common stock that may be issued following certain major transactions, events of default and upon the occurrence of certain events specified in the warrants.”

•                  Please expand your filing to provide a description of the redemption provisions, including a discussion of how the redemption price will be determined.

•                  Please expand your filing to provide a description of the failure payments.  In addition, please quantify the failure payments, or explain how the amount of failure payments will be determined.

•                  Please expand your filing to provide a more specific description of the events or transactions that trigger redemption of the warrants or satisfaction of failure payments, should the events occur.

Although the Form of Warrant Agreement may be found in the Form 8-K/A filed September 24, 2009, the information is relevant to your offering and must be included in the registration statement for the investor’s understanding.

Response: As requested, the Company has added disclosure describing the redemption provisions and failure payments under the warrants, including a description of events that trigger redemption or result in failure payments, and how the redemption price and amount of any failure payments will be determined. The Company believes the additional disclosure provides investors with all material information relating to these provisions; in addition, the Company notes the cross reference in the description contained on page 2 of the Form S-3 to the form of warrant attached as an exhibit to the Form 8-K/A, which is incorporated by reference into the Form S-3.

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Please do not hesitate to call the undersigned at (720) 406-5362 if you have further comments or if you require any additional information.

Sincerely,

/s/ Carin M. Kutcipal
Carin M. Kutcipal

cc:                                 R. Michael Carruthers

Mark Fisher, Katten Muchin Rosenman LLP